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                             September 16, 2022

       Timothy M. Kohl
       Chief Executive Officer
       Marten Transport Ltd
       129 Marten Street
       Mondovi, Wisconsin 54755

                                                        Re: Marten Transport
Ltd
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 14,
2022
                                                            File No. 000-15010

       Dear Mr. Kohl:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 14, 2022

       General

   1. Please expand your discussion to address the circumstances under which you would consider having the
Chair and CEO roles filled by a single individual, when shareholders would be notified of
any such change, and whether you will seek prior input from
                                                        shareholders.
   2. Please expand upon the role that your lead independent director plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not your lead independent
director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 Timothy M. Kohl
Marten Transport Ltd
September 16, 2022
Page 2
             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks; and
             whether you have a Chief Compliance Officer and to whom this position reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



                                                            Sincerely,
FirstName LastNameTimothy M. Kohl
                                                            Division of
Corporation Finance
Comapany NameMarten Transport Ltd
                                                            Disclosure Review
Program
September 16, 2022 Page 2
cc:       Pat Pazderka
FirstName LastName